Exhibit 99.1

BriaCell Enters Research Agreement to Identify Novel Targets for Cancer Treatment

PHILADELPHIA, PA and VANCOUVER, British Columbia, June 29, 2022— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX: BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for cancer, today announced a research collaboration agreement with Harvard Medical School in support of a project led by Joan S. Brugge, PhD, a faculty member. The project aims to discover new targets that may lead to the development of novel anti-cancer treatments.

The research collaboration will focus on the discovery and development of novel targets to enhance tumor cell responsiveness to chemotherapy and immunotherapies in specific cancers including lung, head and neck, cervical, and bladder cancers. The research team at Harvard Medical School is led by Joan S. Brugge, PhD, who is the Louise Foote Pfeiffer Professor of Cell Biology and Co-Director of the Ludwig Cancer Center.

“We are grateful for the opportunity to work with Prof. Brugge and her expert team at Harvard Medical School to advance discovery in oncology,” stated Dr. Miguel Lopez-Lago, BriaCell’s Chief Scientific Officer. “We are hopeful that insights from this effort may potentially inform BriaCell’s future R&D aims in developing novel anti-cancer drugs. This research collaboration is in line with our overall strategy of developing safe and effective treatments for cancer patients with large unmet medical needs.”

“Scientists have made tremendous strides in understanding the basic biology of cancer over the last decade. Despite this formidable progress, persistent challenges remain in translating these discoveries into effective and safe precision-targeted cancer treatments,” stated Brugge. “Our work aims to solve these challenges.”

BriaCell will have the option to negotiate a license to innovations owned by Harvard University that arise under the one-year collaboration. The research agreement was coordinated by Harvard’s Office of Technology Development.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Examples of forward-looking statements in this news release include, among others, statements that the Company makes regarding the potential for discovering and developing new targets that may lead to the development of novel anti-cancer treatments. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under the heading “Risk Factors” in the Company’s most recent Annual Information Form, and under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com